Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery Co., Ltd, (the “Guarantor”) and Tianjin Branch Shanghai Pudong Development Bank (the “Creditor”) on November 30, 2010

Main contents:

  Guaranty Contract number: ZB7703201088020401;

  Maximum amount of loan to be provided: RMB 30 million;

  Term: from November 30, 2010 to October 25, 2011;

  Shenzhen BAK Battery Co., Ltd undertakes to assume joint and several liabilities for BAK International (Tianjin) Limited (the “Obligor”)’s indebtedness towards Shanghai Pudong Development Bank under this Contract from November 30, 2010 to October 25, 2011.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of relevant agreements entered into under the Contract.

Headlines of the articles omitted:

  Termination and explanation

  Payment on demand

  Declaration and undertaking of the Guarantor

  Obligations of the Guarantor

  Amendment and termination of the Contract

  Disputation settlement

  Validity